UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

Commission file number:  1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN

Supplemental schedules were omitted as they are not applicable or not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended and applicable regulations issued by the Department of Labor.

Exhibit:

23.1	Consent of Grant Thornton LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants and Employee Relations Committee of the
Colgate-Palmolive Puerto Rico Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We have served as the Plan’s auditor since 2011.

New York, New York
June 14, 2018

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Employer contributions receivable	$28,789	$20,863
Participant contributions receivable	10,216	—
Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	11,284,989	—
Investments at fair value	—	9,132,591
Total assets	11,323,994	9,153,454

Liabilities
Payable to participants	—	9,978
Net assets available for benefits	$11,323,994	$9,143,476

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

Additions

Net investment income (loss):
Dividends	$155,619
Appreciation (depreciation) in the fair value of investments, net	835,854
Change in Plan’s interest in the Colgate-Palmolive Savings & Investment Plans Master Trust	593,633
Net investment income (loss)	1,585,106

Contributions:
Employer contributions	416,572
Participant contributions	321,224
Total contributions	737,796

Total additions	2,322,902

Deductions

Distributions to participants	142,384
Administrative expense	—

Total deductions	142,384

Increase in net assets available for benefits	2,180,518

Net assets available for benefits – beginning of year	9,143,476

Net assets available for benefits – end of year	$11,323,994

The accompanying notes are an integral part of these financial statements.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1 .    Description of the Plan

The following description of the Colgate-Palmolive Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan was created on February 1, 1994 to provide retirement benefits for eligible employees and is sponsored by Colgate-Palmolive Company Distr. LLC (the “Plan Sponsor” or the “Company”), a wholly-owned subsidiary of Colgate-Palmolive Company. Banco Popular de Puerto Rico is the trustee of the Plan. On November 1, 2017, the recordkeeper of the Plan changed from Transamerica Retirement Solutions LLC to Alight Solutions LLC. Effective November 1, 2017, the Plan’s investments were transferred into the Colgate-Palmolive Savings & Investment Plans Master Trust (the “Master Trust”) and the custodian of the Plan changed from Mercer Trust Company to the Bank of New York Mellon.

The Plan is a defined contribution retirement plan and is administered by the Colgate-Palmolive Company Employee Relations Committee. The Plan is subject to the reporting and disclosure requirements, participation and vesting standards and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and to the Puerto Rico Internal Revenue Code of 2011, as amended (“Puerto Rico IRC”). Employees eligible to participate in the Plan must meet certain minimum hourly service requirements and be at least 21 years old.

As of December 31, 2017, the Plan maintained the following funds (all through the Master Trust):

Name of Fund	Description of the type of investment
Short Term Fixed Income Fund	Guaranteed investment contracts and cash reserve funds
Colgate Common Stock Fund	Colgate-Palmolive Company Common Stock and cash reserve funds
Vanguard Wellington Fund	Equity and fixed income securities where common stocks represent 60% to 70% of the fund’s total assets
Vanguard Institutional Index Fund	Equity securities included in the S&P 500 Index in proportion to their weighting in the index
American Funds EuroPacific Growth Fund	Primarily invests in stocks of companies in Europe and the Pacific Basin
Neuberger Berman Genesis Fund	Primarily invests in stocks of companies with total market value of less than $2 billion at the time of the initial investment
BlackRock LifePath Funds	Funds whose investment mix across a range of asset classes becomes more conservative as the target or maturity date approaches
Baird Core Plus Bond Fund	Primarily invests its assets in a diversified portfolio of U.S. government, corporate, mortgage and asset-backed securities
Vanguard Extended Market Index	Invests in approximately 3,000 small and mid-cap stocks which account for about one-fourth of the market cap of the U.S. stock market

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Savings Program

Participant Contributions

Employees can generally contribute to the Plan between 1% and 100% of their eligible compensation. Participants may generally begin, resume or suspend contributions, change their contribution rate and the allocation of their contributions between pre-tax and after-tax earnings on a daily basis. Participants are always fully vested in their contributions and related investment earnings. Under the Puerto Rico IRC the maximum allowable participant pre-tax contribution was $15,000 for 2017. Participants who are expected to reach or are over the age of 50 during the Plan year and have made the maximum pre-tax contributions are eligible to make additional catch-up contributions. The maximum allowable catch-up contribution under the Puerto Rico IRC was $1,500 for 2017, on a pre-tax basis.

Participants are also able to contribute to the Plan distributions from other qualified benefit plans.

Employees participating in the Plan may direct the investment of their contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer their participant account balances among any of the investment funds in the Plan.

Company Matching Contributions

The Company matches participant pre-tax contributions at a rate of 50% or 75% of the participant’s pre-tax contributions, up to a maximum of 6% of participant eligible compensation depending on years of service. Company matching contributions are initially invested in Colgate-Palmolive Company Common Stock and are diversifiable on a daily basis, immediately upon allocation, among any of the investment funds in the Plan. Vesting in the Company’s matching contribution portion of participants’ accounts is based on years of service. Participants are 50% vested in their matching contribution accounts after two years of service and fully vested after three years of service or, if while active, they reach age 55, become permanently disabled, or die, or in the event of Plan termination.

Company Retirement Contributions Program

The Company allocates Basic Retirement Contributions (“BRCs”) and Additional Basic Retirement Contributions (“ABRCs”) to participants. BRCs are based on eligible compensation and number of years of service with the Company. Employees with less than 10 years of service will receive 4% of eligible compensation and employees with 10 or more years of service will receive 5% of eligible compensation. ABRCs in the amount of 1% of eligible compensation are made for employees hired prior to November 1, 2012. Employees do not need to make contributions to the Plan to receive BRCs/ABRCs.

Employees may direct the investment of these contributions into various investment options offered by the Plan and may change their investment direction on a daily basis. Participants may, on a daily basis, diversify/transfer these account balances among any of the investment funds in the Plan.

Vesting on the BRC and ABRC portion of the participants’ accounts is based on years of service. Participants are 25% vested after 2 but less than 3 years of service, 50% vested after 3 but less than 4 years of service, 75% vested after 4 but less than 5 years of service, and 100% after 5 years, or, if while active, they reach 55, become permanently disabled, or die, or in the event of Plan termination.

Participant Accounts

An account is maintained for each participant, credited with the types of contributions described above as well as allocation of fund earnings or losses, and expenses. Depending on fund elections, certain participant investment accounts are also charged with monthly investment service fees. The benefit to which a participant is entitled upon termination of employment is the vested portion of the amount accumulated in the participant’s account.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death. Unvested balances will be forfeited in the event of termination. In-service withdrawals are available as specified by the Plan.

Forfeitures

After the earlier of the distribution of the terminated participant’s vested account balances or the fifth anniversary of the participant’s termination, nonvested account balances are considered forfeited and can be used to reduce future Company contributions and/or to pay for administrative expenses incurred by the Plan. The forfeiture balance as of December 31, 2017 and 2016 totaled $2 and $0, respectively. During 2017, the Company used $1,972 of forfeitures to reduce Company contributions.

Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and/or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the Committee shall compute and distribute the value of the accounts of the participants.

2 .    Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Interest in Master Trust

The investments of the Plan are maintained through the Master Trust. The Plan participates in the Master Trust along with the Colgate-Palmolive Company Employees Savings and Investment Plan. The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

Investment Valuation and Income Recognition

Investments maintained by the Master Trust, other than investments in common/collective trust funds and guaranteed investment contracts (“GICs”), are stated at fair value based on quoted market prices or as otherwise determined by the Bank of New York Mellon, the Master Trust custodian. Common/collective trust funds are stated at fair value using the net asset value (“NAV”) per unit in each fund. The NAV is based on the fair value of the underlying investments owned, minus its liabilities, divided by the number of shares outstanding. The liabilities, which are primarily investment management fees due, are included as part of the Plan’s interest in the Master Trust in the Statements of Net Assets Available for Benefits.

Through the Master Trust, the Plan maintains fully benefit-responsive GICs with insurance companies, banks and other financial institutions. The GICs represent investments that have fixed income securities paired with benefit-responsive wrap contracts. Wrap contracts are issued by high-quality financial institutions with primarily the following objectives: to provide a fixed rate of interest for a specified period of time and to enable the fund to pay participant-initiated withdrawals at book value.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Except as more fully discussed below, GICs are accounted for at contract value.

In certain circumstances, the amount withdrawn from the GICs would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Plan elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the contract issuer’s underwriting criteria for issuance of a similar contract. Such circumstances, resulting in the payment of benefits at market value rather than contract value, are not considered probable of occurring in the foreseeable future.

The contract issuer could terminate the contract upon short notice at the fair value of the underlying investments in certain circumstances, including the Plan’s loss of its qualified status, uncorrected material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

Purchases and sales are recorded on a trade-date basis. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date. The Plan’s interest in the net investment income (loss) of the Master Trust includes the Plan’s share of gains and losses on investments bought and sold as well as held during the year by the Master Trust and its share of interest and dividends earned by the Master Trust and is included in the Statements of Changes in Net Assets Available for Benefits.

Benefit Payments Recognition

Benefits paid directly to participants are recorded when paid.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A Consensus of the Emerging Issues Task Force). The guidance clarifies that for each master trust in which a plan holds an interest, the plan should report its interest in each master trust and the change in value in each master trust interest on separate line items on the statement of net asset available for benefits and statement of changes in net assets available for benefits. The guidance continues to require disclosure of a master trust’s investments by general type and now additionally requires disclosure of the individual plan’s dollar amount of its interest in the master trust’s investments by general type. The update also clarifies that the master trust’s other assets and liabilities and the individual plan’s interest in each of those balances should be disclosed. The guidance eliminates the disclosure of a plan’s percentage interest in the master trust for a plan with a divided interest in the individual investments of a master trust. The amendments are effective for the Plan beginning January 1, 2019 and are to be applied retrospectively. Earlier adoption is permitted. The Plan elected to adopt this new guidance early, beginning on January 1, 2017, and as a result, the Plan’s financial statements are presented to conform to the requirements of ASU 2017-06.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

3 .    Tax Status

The Plan Sponsor adopted an individual designed plan for which the Plan Sponsor received a favorable opinion letter, dated May 2, 2016, from the Treasury Department of Puerto Rico. Accordingly, the Plan is exempt from United States income taxes under Section 1022(i)(1) of ERISA and from Puerto Rico income taxes under Sections 1081(a) and (d) of the Puerto Rico IRC. The effects of such qualification, maintained through the continued operations of the Plan, are to:

•	Exempt the Plan’s investment income from income taxes,

•	Allow the Plan Sponsor to deduct annual contributions, made in accordance with the Plan, for income tax purposes, and

•	Allow eligible employees (participants under the Plan) to exclude such contributions and income earned thereon, from their taxable income until distributed.

U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

4.    Plan’s Interest in Master Trust

Effective November 1, 2017, the Plan’s investments were transferred into the Colgate-Palmolive Savings & Investment Plans Master Trust (the “Master Trust”) and the custodian of the Plan changed from Mercer Trust Company to the Bank of New York Mellon. The Master Trust also holds the assets of the Colgate-Palmolive Company Employees Savings and Investment Plan. The Plan’s custodian and recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Master Trust.

As of December 31, 2017 the Master Trust held investments in Colgate-Palmolive Company Common Stock, mutual funds, cash reserve funds, separately managed account funds, GICs and common/collective trust funds. Refer to Note 1, Description of the Plan, for additional discussion on the types of investments held within the Master Trust.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated net investment income (loss) less actual distributions and allocated administrative expenses. The Plan’s allocated share of investment activities is based upon each plan’s participation in investment options within the Master Trust.

The following table presents the Master Trust net assets and the Plan’s interest in the Master Trust net assets at December 31, 2017:

	Net Assets as of December 31, 2017
	Master Trust	Plan’s Interest in Master Trust
Investments
Colgate-Palmolive Company Common Stock	$367,984,438	$6,321,884
Mutual funds	857,015,011	2,627,306
Cash reserve funds	18,784,987	76,965
Separately managed account fund	175,493,256	—
Investments in the fair value hierarchy	1,419,277,692	9,026,155
Investments measured at net asset value	319,006,125	1,902,795
Investments at contract value	186,931,424	320,298
Total investments	1,925,215,241	11,249,248
Receivables	2,655,429	36,321
Total assets	1,927,870,670	11,285,569

Payables	471,955	580
Net assets	$1,927,398,715	$11,284,989

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The following table presents net investment income (loss) for the Master Trust and the Plan’s interest net investment income (loss) in the Master Trust for the two months ended December 31, 2017:

Master Trust net investment income (loss):	Two Months Ended December 31, 2017
Interest	$804,582
Dividends	13,094,765
Appreciation in the fair value of investments, net	55,053,962
Master Trust net investment income (loss):	68,953,309

Net transfers	1,858,445,406

Increase in net assets available for benefits	1,927,398,715
Master Trust net assets available for benefits – beginning of year	—
Master Trust net assets available for benefits – end of year	$1,927,398,715

Plan’s interest in the Master Trust - net investment income (loss):	$593,633

5 .    Investments and Fair Value Measurements

Fair Value Measurements

The Plan uses available market information and other valuation methodologies in assessing the fair value of financial instruments. Judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, changes in assumptions or the estimation methodologies may affect the fair value estimates.

Assets and liabilities carried at fair value are classified as follows:

Level 1:	Based upon quoted market prices in active markets for identical assets or liabilities.

Level 2:	Based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:	Based upon unobservable inputs reflecting the reporting entity’s own assumptions.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for the Plan assets are as follows:

Colgate-Palmolive Company Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of units held by the Plan at year end based upon quoted market prices. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.

Cash reserve funds: Valued at cost, which approximates fair value. The funds have no restrictions from redemption.

Money market funds: Valued at cost plus accrued interest, which approximates fair value.

COLGATE-PALMOLIVE PUERTO RICO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Common/Collective trust funds: Valued using the NAV per unit in each fund. The NAV is based on the value of the underlying investments owned by each trust, minus its liabilities, divided by the number of shares outstanding. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s NAV per unit as of the redemption date.

The following table presents the Plan’s level of valuation input, as applicable, for those investments measured at fair value at December 31, 2017:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$6,321,884	$6,321,884
Mutual funds	2,627,306	2,627,306
Cash reserve funds	76,965	76,965
Investments in the fair value hierarchy	9,026,155	9,026,155
Investments measured at net asset value(1)	—	1,902,795
Investments at fair value	$9,026,155	$10,928,950

(1) Consists of Common/Collective trust funds.

The following table presents the Plan’s level of valuation input, as applicable, for those investments measured at fair value at December 31, 2016:

	Level 1	Total
Colgate-Palmolive Company Common Stock	$5,317,065	$5,317,065
Cash reserve funds	167	167
Mutual funds	3,485,344	3,485,344
Money market funds	330,015	330,015
Investments at fair value	$9,132,591	$9,132,591

6.    Reconciliation to Form 5500

At December 31, 2017 and 2016, benefit distributions that have been processed and approved for payment as of such date but not yet paid of $3,200 and $0, respectively, are not reflected in the financial statements. These amounts are reported as a liability on Form 5500.

7.    Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of these securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.    Administrative Fees

The trustee, recordkeeper and custodian receive administrative fees for the services performed under the Plan Agreements. Administrative fees for the year ended December 31, 2017 totaled $36,032 and were paid by the Plan Sponsor.

9.    Related Party Transactions

As of December 31, 2017 and 2016, the Plan held shares of common stock of Colgate-Palmolive Company, the Plan Sponsor’s parent company. Certain investments within the Employee Benefit Temporary Investment FD Fund are shares of funds managed by the Bank of New York Mellon, the custodian of the Plan. The Dreyfus Government Cash Management Fund is managed by the Bank of New York Mellon’s affiliate, Dreyfus. As of December 31, 2017, the Plan had $59,537 and $20,921 invested in the Employee Benefit Temporary Investment FD Fund and Dreyfus Government Cash Management Fund, respectively. These transactions qualify as party-in-interest transactions that are allowable under ERISA.

SIGNATURES

The Plan:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE PUERTO RICO
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date:	June 14, 2018	/s/ Henning Jakobsen
Henning Jakobsen
Chief Financial Officer
Colgate-Palmolive Company